U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                               Amendment No. 2 to
                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            ARBOR ENTECH CORPORATION
                            ------------------------
                 (Name of Small Business Issuer in its charter)

           Delaware                                      22-2335094
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)

                RD 1, Box 1076, Little Marsh, Pennsylvania     16931
                ------------------------------------------     -----
               (Address of principal executive offices)     (Zip Code)

                    Issuer's telephone number (570) 376-2217

           Securities to be registered under Section 12(b) of the Act:

      Title of each class                   Name of each exchange on which
      to be so registered                   each class is to be registered

           Securities to be registered under Section 12(g) of the Act:

                                     Common
                                (Title of class)

                                    BUSINESS

      Arbor EnTech Corporation ("Arbor") is a Delaware corporation which was organized in 1980 under the name Arbor Energy Corporation. Our name change was effected in 1984.


      Arbor engages in the production and wholesale distribution of wood products for home use, principally fireplace wood and garden stakes. The fireplace wood, which is sold under the name "Arborlogs(R)", is shrink wrapped in bundles of approximately 6 pieces each. Tomato stakes are delivered in bulk to be sold individually.

      Arbor's products are packaged in and distributed from Arbor's facility in Little Marsh, Pennsylvania, and then delivered by various independent trucking concerns to customer locations in the northeastern United States. Uncut logs and cut firewood are purchased from various loggers and cut and split, if necessary, and packaged and palletized. Garden stakes are purchased precut and are banded with a UPC code for customer delivery.


      In addition to its wood products business, Arbor traded securities for its own account from August 1994 to September 1999. This activity has been totally discontinued by Arbor, which has determined to concentrate on its wood business.


Customers

      Substantially all of Arbor's products are sold to Home Depot Inc. for resale at its retail outlets. Arbor has no written agreement with Home Depot with respect to these sales. Arbor believes it has a good relationship with Home Depot, but were sales to Home Depot to diminish or cease for any reason, Arbor's business would not be viable unless it developed relationships with Home Depot's competitors in this area, such as lawn and garden shops, hardware stores and supermarkets.

Suppliers

      Arbor obtains logs, cut firewood and garden stakes from many independent loggers. Arbor believes that if it could no longer obtain its raw logs and firewood from loggers it currently utilizes, there are many alternate sources of supply, including commencing logging operations on its own forest land.

Competition

      Arbor competes with many other wood product companies. Some of the major competitors are Ultraflame and Ossipee. Arbor also competes with local tree companies and others who sell wood by the cord. Arbor competes on the basis of price, consistency of product quality and prompt delivery. Arbor also competes with paper firelog companies and with suppliers of metal plant cages and stakes.

Intellectual Property


            The trademark "Arborlogs(R)" has been registered with the U.S. Trademark and Copyright Office. This trademark expires on March 13, 2004, but Arbor expects to renew the trademark for an additional 10 year term. While there can be no guarantee that some entity will not attempt to utilize the same name, we believe we have taken adequate steps to protect this trademark.


Governmental Regulation

      There are no government regulations which materially impact our packaging and distribution operations, except for regulations promulgated by OSHA (the U.S. Occupational Safety and Health Agency), pursuant to which we are required to maintain a safe warehouse environment for our workers, and by state departments of weights and measures with respect to the labeling of our products.

Personnel

      Arbor is a seasonal employer. The number of employees ranges from a high of approximately 17 from September to January to 4 in the remaining months. One is an officer, who is fulltime, one is a full-time foreman and from 2 to 15 full-time employees are in the wood preparation and packaging area. Sales and marketing is undertaken by Arbor's Executive Vice President; a foreman oversees production at the Pennsylvania facility. Arbor's president and treasurer serve in a part-time capacity and do not devote a substantial amount of time to the affairs of Arbor. There are no employment contracts with any employee and no employee is unionized.

Legal Proceedings

      Arbor is not currently involved in any outstanding legal proceedings. In the ordinary course of business Arbor may become involved in proceedings involving workers' compensation, trucking issues and disputes involving orders, none of which is expected to have a material adverse effect on its business.

How to Contact Arbor


      Arbor's principal executive offices are located at RD 1, Box 1076, Little Marsh, Pennsylvania, and its telephone number is (570) 376-2217.

      Arbor is not required to deliver an annual report to security holders, and no such report will be sent. Arbor does not file reports with the Securities and Exchange Commission. Following the filing of this Form 10-SB Arbor will be required to file quarterly and annual reports with the SEC. In the event Arbor's obligation to file these reports is suspended under the Securities Exchange Act of 1934, it is Arbor's current intention to continue to file such reports; however, this determination may be modified. The public may read and copy this Form 10-SB and any other materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contrains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

General

      We are a wood products company which has been in business since 1980. Our business has increased over the years. We are almost wholly dependent on sales to Home Depot. Arbor also has traded securities for its own account.

Results of Operations

Fiscal year ended April 30, 1999 compared to the fiscal year ended April 30, 1998.


      Net sales for the fiscal year ended April 30, 1999 were approximately $1,048,000, an increase of 42% as compared to net sales of approximately $737,000 for the fiscal year ended April 30, 1998. Net sales increased due to additional sales to Home Depot. Net gains from trading securities were approximately $255,000 for the fiscal year ended April 30, 1999, an increase of 190% as compared to net gains from trading securities of approximately $88,000 for the fiscal year ended April 30, 1998. Net gains increased due to more profitable results from its securities trading activities.

      Cost of sales were approximately $518,000 for fiscal 1999, an increase of approximately $163,000, or 46% over fiscal 1998 cost of sales of approximately $355,000. This increase is primarily attributable to Arbor's growth in sales.

      Selling, general and administrative expenses were approximately $755,000 for fiscal 1999, an increase of approximately $317,000, or 72% over fiscal 1998 selling, general and administrative expenses of approximately $438,000. This increase was due to an increase in compensation paid to two officers in the amount of $200,000, an increase in traders' compensation in the amount of $155,000 and other general expenses of $7,000, offset by a reduction in Pennsylvania corporation tax of $45,000 pursuant to a prior year's audit adjustment. These changes were incurred in connection with Arbor's growth in sales and trading income.


      Interest income for fiscal 1999 was approximately $123,000, an increase of approximately $36,000, or 41% over fiscal 1998 interest income of approximately $87,000. This increase was primarily attributable to greater loan balances due from related parties.

      The income tax provision increased from approximately $18,000 for the fiscal year ended April 30, 1998 to approximately $49,000 for the fiscal year ended April 30, 1999. This increase of 172% was primarily attributable to greater taxable income and a lesser amount of net operating loss utilization compared to fiscal 1998.

      Arbor's net income increased from approximately $66,000 for the fiscal year ended April 30, 1998 to approximately $88,000 for the fiscal year ended April 30, 1999. This was an increase of approximately $22,000, or 33%.



Fiscal year ended April 30, 1998 compared to fiscal year ended April 30, 1997.


      Net sales for the fiscal year ended April 30, 1998 were approximately $737,000, a decrease of 4% as compared to net sales of approximately $764,000 for the fiscal year ended April 30, 1997. Net gains from trading securities were approximately $88,000 for the fiscal year ended April 30, 1998, a decrease of 74% as compared to net gains from trading securities of approximately $338,000 for the fiscal year ended April 30, 1997. Net gains decreased because of less profitable trading.

      Cost of sales were approximately $355,000 for fiscal 1998, a decrease of approximately $9,000, or 2% under fiscal 1997 cost of sales of approximately $364,000. This decrease is primarily attributable to Arbor's reduction in sales from fiscal 1997 to fiscal 1998.

      Selling, general and administrative expenses were approximately $438,000 for fiscal 1998, an increase of approximately $90,000, or 26% over fiscal 1997 selling, general and administrative expenses of approximately $348,000. This increase was due to additional salaries and other expenses, including a prior year's Pennsylvania state tax audit adjustment.

      Interest income for fiscal 1998 was approximately $87,000, an increase of approximately $54,000, or 164% over fiscal 1997 interest income of approximately $33,000. This increase was primarily attributable to greater loan balances due from related parties.

      The income tax provision decreased from approximately $36,000 for the fiscal year ended April 30, 1997 to approximately $18,000 for the fiscal year ended April 30, 1998. This decrease of 50% was primarily attributable to a higher level of utilization of net operating loss carryforwards, offsetting higher taxable income.

      Arbor's net income decreased from approximately $387,000 for the fiscal year ended April 30, 1997, to approximately $66,000 for the fiscal year ended April 30, 1998. This was a decrease of approximately $321,000, or 83% due primarily to a significant decrease in gains from Arbor's securities trading activities.


      Quarter Ended July 31, 1999 Compared to Quarter Ended July 31, 1998

      Net sales for the quarter ended July 31, 1999 were approximately $154,000, a decrease of 4% as compared to net sales of approximately $160,000 for the quarter ended July 31, 1998. Arbor does not consider this to be a significant change. Net losses from trading securities were approximately $111,000 for the quarter ended July 31, 1999. There was no trading activity in the comparable quarter of 1998. Arbor has discontinued its trading activities and does not intend to resume them.

      Cost of sales were approximately $75,000 for the quarter ended July 31, 1999, a decrease of approximately $4,000, or 5% from the quarter ended July 31, 1998. Arbor does not consider this to be a signficant change, however, it is consistent with Arbor's decrease in sales, as discussed above.

      Selling, general and administrative expenses were approximately $63,000 for the quarter ended July 31, 1999, an increase of approximately $10,000, or 19% over expenses for the quarter ended July 31, 1998 of approximately $53,000. This increase was due to additional salaries and other expenses.

      Interest income for the quarter ended July 31, 1999 was approximately $43,000, an increase of approximately $10,000, or 30% over interest income of approximately $33,000 for the quarter ended July 31, 1998. This increase was primarily attributable to greater loan balances due from related parties.

      There was no income tax provision for the quarter ended July 31, 1999 because Arbor had a net loss. The provision for income taxes was approximately $13,000 for the quarter ended July 31, 1998.

      Arbor's net income decreased from approximately $45,000 for the quarter ended July 31, 1998 to a net loss of approximately $57,000 for the quarter ended July 31, 1999. This was a net decrease of approximately $102,000, or 227%. The decrease was primarily due to stock trading losses.

      The results of operations for the quarter ended July 31, 1999 are not necessarily indicative of the results for any future interim or fiscal year period.


Liquidity and Capital Resources


      In the periods discussed above, Arbor's working capital requirements have been met primarily from sales of its wood products and gains from its trading activities. At July 31, 1999 we had working capital of approximately $231,000.

      As at July 31, 1999, we had cash and cash equivalents of approximately $334,000, which represented approximately 16% of total assets. Arbor believes it has adequate working capital and will generate net revenues adequate to fund its operations for at least the next 12 months.

      Net cash provided by operating activities decreased by approximately $2,696,000 from fiscal 1998 to fiscal 1999. This decrease was primarily attributable to the liquidation during fiscal 1998 of securities owned carried at the end of fiscal 1997. The liquidation of these securities in fiscal 1998 resulted in an increase in proceeds. At the end of fiscal 1998, however, Arbor had no securities owned and therefore there were no such proceeds from the sale of securities in fiscal 1999.

      Net cash used by financing activities was approximately $2,912,000 in fiscal 1998 compared to net cash provided by financing activities of approximately $448,000 in fiscal 1999, or a net increase of $3,360,000. This increase was primarily attributable to a payment of brokerage loans payable of approximately $1,881,000 in fiscal 1998, and a net increase in loan proceeds from related party transactions of approximately $1,479,000.

      Net cash used in operating activities increased by approximately $87,000 from the quarter ended July 31, 1998 to the quarter ended July 31, 1999. This increase was primarily attributable to the net loss incurred by Arbor during the quarter ended July 31, 1999.

      Net cash provided by financing activities was approximately $7,000 in the quarter ended July 31, 1998 compared to net cash used by financing activities of approximately $380,000 in the quarter ended July 31, 1999. This decrease of approximately $387,000 was primarily attributable to loans made to related parties during the quarter ended July 31, 1999.

      Arbor could borrow money and use the proceeds to make payments to its management or promoters or their affiliates and associates but has no present intention of doing so.

Year 2000 Issues

      We have devised a plan and have substantially completed a review and assessment of all hardware and software and believe that our hardware and software are substantially year 2000 compliant so that the computer programs do not cease functioning because of an inability to process on a date occurring from and after January 1, 2000. Our review has not revealed any Year 2000 issues that have not been remediated. Remediation costs were not material.


                             DESCRIPTION OF PROPERTY


      Arbor owns a lumber mill facility located on 102 acres of property in Little Marsh, Pennsylvania. The mill consists of an enclosed structure of 17,000 square feet, with a 7,000 outdoor overhang for airing of inventory. Approximately 12 acres of the property is devoted to Arbor's work area and the remaining 90 acres are forest land. The real property was mortgaged to Mark Shefts, Secretary/Treasurer and a director of Arbor, to secure a credit line Mr. Shefts extended to Arbor in the amount of $100,000.


                             PRINCIPAL STOCKHOLDERS

      The following table sets forth information known to Arbor, as of the date of this registration statement, relating to the beneficial ownership of shares of common stock of Arbor: by each person who is known by Arbor to be the beneficial owner of more than five percent of the outstanding shares of common stock; each director or person who has agreed to become a director; and all executive officers and directors as a group.

      Unless otherwise indicated, the address of each beneficial owner in the table set forth below is 160 Summit Avenue, Montvale, New Jersey 07645.

      A person is deemed to be the beneficial owner of securities that can be acquired by him or her within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by him or her, but not those held by any other person, and which are exercisable within 60 days of the date of this registration statement have been exercised and converted.

   Name and Address of                Number of Shares      Percentage of Shares
   Beneficial Owner                  Beneficially Owned      Beneficially Owned
   ----------------                  ------------------      ------------------

Harvey Houtkin((1)(2)                     3,554,000                 50.4%
Wanda Shefts(1)(2)                           -0-                     -0-
Mark Shefts(1)(2)                         3,554,000                 50.4%
All directors and executive
officers as a group (3 persons)           6,949,900                 98.6%


(1)   The address of such person is 160 Summit Avenue, Montvale, NJ 07645.

(2) Such person may be deemed to be the owner of 159,100 of such shares by virtue of his/her being a control person of Solar Products, Sun-Tank, Inc. In the case of these 159,100 shares the beneficial owner has shared voting and investment power. With respect to all other shares, the record owner has sole investment and voting power over the shares.

      A significant number of shares are authorized but unissued. Arbor may in the future issue all or a portion of these shares to management or promoters of Arbor or their affiliates or associates. Arbor has no present plans to issue any of these shares.


                                   MANAGEMENT

Executive Officers and Directors     Age                 Positions
--------------------------------     ---                 ---------

Harvey Houtkin                       50       Chairman of the Board, Chief
                                              Executive Officer, President

Wanda Shefts                         40       Executive Vice President, Director


Mark Shefts                          41       Secretary/Treasurer, Director


Sherry Houtkin                       48       Director

      Harvey I. Houtkin founded Arbor EnTech Corporation in October 1980 and has been our Chairman of the Board, Chief Executive Officer and President since inception. From April 1993 through the present Mr. Houtkin has been Chairman of the Board, Chief Executive Officer and Secretary of All-Tech Investment Group, Inc. ("All-Tech"), an NASD registered securities broker/dealer specializing in direct accesss electronic trading. From September 1996 to January 1997 he also served as president of All-Tech but not as Secretary. Mr. Houtkin is an associate member of the American Stock Exchange. He held a seat on the New York Stock Exchange from 1984 to 1988 and co-owns a broker/dealer which operated a floor brokerage business on that Exchange during the time the seat was owned. Mr. Houtkin graduated from Baruch College of the City University of New York in 1970 with a Bachelor of Science Degree and in 1973 with a Masters Degree in Business Administration. He is the author of The SOES Bandits' Guide-Day Trading in the 21st Century and Secrets of the SOES Bandit.


      Wanda Shefts was the Vice President and a director of Arbor 1982 through April 1987 and from February 1993 through the present. She has an Associates Degree from Kingsborough Community College.


      Mark D. Shefts was the Secretary/Treasurer and a director of Arbor from 1982 through April 1987 and from February 1993 through the present. He has been a principal of All-Tech since early 1988 and has been its President, Chief Operating Officer, Chief Financial Officer, Treasurer and a Director since such time. From September 1996 to January 1997 he was the Secretary of All- Tech and during such period he did not hold the office of President. He is a member of the Chicago Stock Exchange and co-owns a broker/dealer which operated a floor brokerage business on the New York Stock Exchange from 1984 to 1988. Mr. Shefts is licensed as a Commodity Pool Operator and a Commodity Trading Advisor by the National Futures Association. He is also a Certified Financial Services Auditor of the National Association of Financial Services Auditors, a Certified Fraud Examiner of the Association of Certified Fraud Examiners, and an arbitrator for the American Arbitration Association and NASD Regulation, Inc. Mr. Shefts graduated in 1979 from Brooklyn College of the City of New York with a Bachelor of Science Degree in Accounting.

      Sherry Houtkin has been a director of Arbor since February 1994. She has studied at Rockland Community College and Ramapo College.

      Mark Shefts and Wanda Shefts are husband and wife. Harvey Houtkin and Wanda Shefts are brother and sister. Harvey Houtkin and Sherry Houtkin are husband and wife.

Executive Compensation

                           Summary Compensation Table

Name and Principal Position         Year        Salary         Bonus        Other Annual Compensation
---------------------------         ----        ------         -----        -------------------------
Harvey Houtkin: CEO & Pres.         1999             --       $100,000                   --

                                    1998             --             --                   --

                                    1997             --             --                   --

Wanda Shefts                        1999       $ 79,500         31,000             $ 24,000

                                    1998         72,250         25,000               24,000

                                    1997         73,550             --               24,000

Mark Shefts                         1999             --        100,000                   --

                                    1998             --             --                   --

                                    1997             --             --                   --

Employment Agreements

      Arbor has no employment agreements with any of its employees, including Wanda Shefts, its Executive Vice President.

Stock Option Plans

      Arbor has no stock option or bonus plans for its employees.

Limitations on Liability and Indemnification Matters


      As authorized by the Delaware General Corporation Law, Arbor's By-Laws provide that Arbor will indemnify any person who was or is a party or is threatened to be made a party to any action or proceeding by reason of such person's being an officer, director, employee or agent of Arbor if that person acted in good faith in in a manner that person reasonably believed to be in or not opposed to the best interest of Arbor. Section 145 of the Delaware General Corporation Law permits indemnification of any person who was or is a party or is threatened to be made a party to any threatenened, pending or completed action suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was an officer, director, employee or agent of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reaonable cause to believe that the person's conduct was not unlawful.


      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to Arbor's directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                           RELATED PARTY TRANSACTIONS


      During the fiscal year ended April 30, 1999, and the quarter ended July 31, 1999, Arbor acted as lender under a series of revolving loans bearing interest at 8% a year to two affiliated companies and to Messrs. Houtkin and Shefts, officers, directors and shareholders of Arbor. The loans had no specific repayment terms and have been classified as long-term in nature. These loans were made by oral agreements upon request of these related parties. The loans to Messrs. Houtkin and Shefts were paid off on November 18, 1999; $130,000 of the loan to one of the affiliated companies, Double H Management Corp. ("Double H") and $26,000 of the loan to the other unaffiliated company, Rushmore Financial Services, Inc. ("Rushmore") was paid on such date. The principal amount of the loan to Double H after the payment on November 18 was $216,747 and the the principal amount of the loan to Rushmore was $871,138.00. Rushmore is owned 50% by Harvey Houtkin and 50% by Mark Shefts, officers, directors and shareholders of Arbor. At the end of the fiscal year ended April 30, 1999, and the quarter ended July 31, 1999 Arbor owed Solar Products, Sun-Tank Inc. ("Solar") $215,083 and $219,395, respectively, pursuant to an oral revolving loan bearing interest at 8% per annum. On September 28, 1999, Arbor repaid Solar $215,083. On September 30, 1999, the remaining balance of the loan was repaid in full and Arbor loaned Solar $125,597 pursuant to an oral loan bearing interest at 8% per annum. This loan was repaid in full on November 18, 1999 by Solar. Prior to being paid off or down on November 18, 1999, these loans were as follows:

      Mark Shefts(1)                         $   80,101
      Harvey Houtkin(1)                          80,006
      Double H Management Corp.(2)              346,747
      Solar Products, Sun-Tank inc.(3)          126,983
      Rushmore Financial
        Services, Inc. (2)                      897,138
                                             ----------
                                             $1,530,975
                                             ==========

(1) Such person owns 48.15% of the issued and outstanding Common Stock of Arbor and is an officer and director.
(2)   Such corporation is owned 50% by Mr. Houtkin and 50% by Mr. Shefts.
(3) Such corporation is beneficially owned 45.6% by Harvey Houtkin and 44.7% by Mark Shefts.

      The remaining balances of $871,138 owed by Rushmore and $216,747 owed by Solar have been memorialized in 10 year promissory notes bearing interest at 10% a year.


                            DESCRIPTION OF SECURITIES

      Arbor has authority to issue 10,000,000 shares of stock, $.001 par value. Each share has one vote. No dividends are required to be paid on this stock and Arbor has never paid any dividends. The shares do not have preemptive rights.

      There are no provisions in the charter or by-laws of Arbor which would delay, defer or prevent a change in the control over Arbor.


                         MARKET FOR ARBOR'S COMMON STOCK

      This Form 10-SB is being filed by Arbor EnTech Corporation on a voluntary basis in order for the stock of Arbor to be traded on The Nasdaq Stock Market, Inc.'s Bulletin Board.

      Arbor's Common Stock is currently considered to be "penny stock" and as such is subject to a variety of requirements under the Securities Exchange Act of 1934, as amended. Penny stocks are low-priced shares of small companies not traded on an exchange or quoted on Nasdaq. Prices often are not available. Investors in penny stocks often are unable to sell stock back to the broker/dealer that sold them the stock. Thus, investment in a penny stock can be very risky. Prior to effecting a transaction in a penny stock, a brokerage firm must deliver a standardized risk disclosure statement to the customer which describes the risks involved, the duties of the broker/dealer to the customer and the rights and remedies available, the nature of bid and ask prices in the penny stock market and a toll-free telephone number to provide information on disciplinary histories. Further, the broker/dealer must disclose the bid and ask prices, the number of shares to which the prices apply, and the amount and description of any compensation received by the broker/dealer. Prior to the transaction the broker/dealer must approve the person's account for transactions involving penny stocks by obtaining from the person information concerning the person's financial situation, investment experience and investment objectives and reasonably determine, based on such information, that transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. Finally, the broker/dealer must receive from the customer a signed and dated written acknowledgement of receipt of the disclosure document disclosing the basis on which the broker/dealer made the suitability determination, and on which the person agrees in writing to the specific transaction. Each customer must also receive a monthly statement indicating the market value of the penny stocks owned by the customer. These requirements, while offering a great deal of customer protection, negatively affect liquidity in the penny stock market by making the process both more selective and more time consuming.


                                     PART II

                             MARKET PRICE; DIVIDENDS


      Arbor's stock was traded on the OTC Bulletin Board. The range of high and low bid prices for each quarter within the last two fiscal years and the quarters ended June 30, 1999 and September 30, 1999 are as follows:

             Date                  High Bid         Low Bid
             ----                  --------         -------
        4/1/97-6/30/97               $0.75           $0.75
        7/1/97-9/30/97                0.75            0.25
        10/1/97-12/31/97              1.00            0.50
        1/1/98-3/31/98                1.00            1.00
        4/1/98-6/30/98                1.50            0.25
        7/1/98-9/30/98                2.00            1.5625
        10/1/98-12/30/98              2.00            2.00
        1/1/99-3/31/99                2.00            2.00
        4/1/99-6/30/99                2.00            2.00
        7/1/99-8/31/99                  --              --


The foregoing information has been provided by The Nasdaq Stock Market, Inc. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On September 1, 1999 Arbor's stock was delisted from the OTC Bulletin Board.


      Arbor has one class of stock outstanding, its Common Stock. As at November 3, 1999, there were approximately 187 holders of record of the Common Stock of Arbor.


                                LEGAL PROCEEDINGS

      Arbor is not currently involved in any legal proceedings.

                  CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS

      Arbor has neither changed nor disagreed with its accountants in the past two fiscal years.

                     RECENT SALES OF UNREGISTERED SECURITIES

      Arbor has not sold any unregistered securities in the past three years.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS


      The By-Laws of Arbor provide that Arbor shall indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, lawsuit or proceeding because that person is or was a director, officer, employee or agent of Arbor. In addition, Section 145 of the Delaware General Corporation Law permits such indemnification.


                              FINANCIAL STATEMENTS

                                    PART III

                                INDEX TO EXHIBITS

                              FINANCIAL STATEMENTS

                            ARBOR ENTECH CORPORATION

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Accountants                                            F-2


Balance Sheet, April 30, 1999 and July 31, 1999 (Unaudited)                  F-3

Statement of Income, Years Ended April 30, 1999 and
  April 30, 1998 (Unaudited) and Three Months Ended
  July 31, 1999 and 1998 (Unaudited)                                         F-4

Statement of Stockholders' Equity, Years Ended April 30, 1999
  and April 30, 1998 (Unaudited) and Three Months Ended
  July 31, 1999 (Unaudited)                                                  F-5

Statement of Cash Flows, Years Ended April 30, 1999 and
  April 30, 1998 (Unaudited) and Three Months Ended
  July 31, 1999 and 1998 (Unaudited)                                         F-6


Notes to Financial Statements                                                F-7

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Arbor Entech Corporation

We have audited the accompanying balance sheet of Arbor Entech Corporation as of April 30, 1999, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted out audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arbor Entech Corporation as of April 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                              WOLINETZ, GOTTLIEB & LAFAZAN, P.C.

Rockville Centre, New York
June 24, 1999

                            ARBOR ENTECH CORPORATION
                                  BALANCE SHEET

                                     ASSETS


                                                                            JULY 31,        APRIL 30,
                                                                              1999            1999
                                                                           (UNAUDITED)
Current Assets:
  Cash and Cash Equivalents                                               $   334,229      $   887,238
  Accounts Receivable                                                          54,319           26,791
  Inventories                                                                 122,873           70,178
  Other Current Assets                                                          2,425            2,927
                                                                          -----------      -----------
        Total Current Assets                                                  513,846          987,134

Property, Plant and Equipment (Net of Accumulated
  Depreciation of $49,839 at July 31, 1999 and $47,939 at April 30, 1999       40,406           42,306

Loans Receivable - Related Parties                                          1,598,719        1,214,363
                                                                          -----------      -----------

                                                                          $ 2,152,971      $ 2,243,803
                                                                          ===========      ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts Payable and Accrued Liabilities                                $   282,687      $   320,800
                                                                          -----------      -----------
        Total Current Liabilities                                             282,687          320,800

Loan Payable - Related Party                                                  219,395          215,093
                                                                          -----------      -----------

        Total Liabilities                                                     502,082          535,893
                                                                          -----------      -----------

Commitments and Contingencies

Stockholders' Equity:
  Common Stock, $.001 Par Value; Authorized
    10,000,000 Shares; Issued and Outstanding
    7,050,540 Shares                                                            7,050            7,050
  Additional Paid-In Capital                                                1,676,318        1,676,318
  Retained Earnings (Deficit)                                                 (32,479)          24,542
                                                                          -----------      -----------
        Total Stockholders' Equity                                          1,650,889        1,707,910
                                                                          -----------      -----------
                                                                          $ 2,152,971      $ 2,243,803
                                                                          ===========      ===========


The accompanying notes are an integral part of the financial statements.

                            ARBOR ENTECH CORPORATION
                               STATEMENT OF INCOME


                                                                  3 Months Ended                   Years Ended
                                                           ---------------------------     ---------------------------
                                                                      July 31                       April 30,
                                                           ---------------------------     ---------------------------
                                                               1999            1998            1999           1998
                                                           -----------     -----------     -----------     -----------
                                                                  (Unaudited)                              (Unaudited)
Net Sales                                                  $   153,591     $   160,356     $ 1,048,397     $   737,204
                                                           -----------     -----------     -----------     -----------

Costs and Expenses:
  Cost of Sales                                                 75,259          78,576         518,425         354,618
  Selling, General and Administrative Expenses                  62,574          52,535         754,583         438,287
                                                           -----------     -----------     -----------     -----------
                                                               137,833         131,111       1,273,008         792,905
                                                           -----------     -----------     -----------     -----------

        Operating Income (Loss)                                 15,758          29,245        (224,611)        (55,701)
                                                           -----------     -----------     -----------     -----------

Other Income - Net:
  Net Gain (Loss) on Trading Securities                       (111,183)             --         255,095          87,658
  Interest Income                                               43,116          32,592         122,551          86,661
  Other                                                             --              --           3,153              --
  Interest Expense                                              (4,712)         (4,013)        (18,981)        (34,932)
                                                           -----------     -----------     -----------     -----------
                                                               (72,779)         28,579         361,818         139,387
                                                           -----------     -----------     -----------     -----------

        Income (Loss) before Provision for Income Taxes        (57,021)         57,824         137,207          83,686

Provision for Income Taxes                                          --          12,700          49,000          17,669
                                                           -----------     -----------     -----------     -----------

        Net Income (Loss)                                  $   (57,021)    $    45,124     $    88,207     $    66,017
                                                           ===========     ===========     ===========     ===========

Earnings Per Common Share - Basic                          $      (.01)    $       .01     $       .01     $       .01
                                                           ===========     ===========     ===========     ===========

Weighted Average Shares Outstanding                          7,050,540       7,050,540       7,050,540       7,050,540
                                                           ===========     ===========     ===========     ===========


The accompanying notes are an integral part of the financial statements.

                            ARBOR ENTECH CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                Common Stock         Additional    Retained
                            ----------------------     Paid-In     Earnings
                               Shares     Amount       Capital     (Deficit)      Total
                            ---------   ----------   ----------   ----------    ----------
Balance - April 30, 1997
  (Unaudited)               7,050,540   $    7,050   $1,676,318   $ (129,682)   $1,553,686

Net Income (Unaudited)             --           --           --       66,017        66,017
                            ---------   ----------   ----------   ----------    ----------

Balance - April 30, 1998
  (Unaudited)               7,050,540        7,050    1,676,318      (63,665)    1,619,703

Net Income                         --           --           --       88,207        88,207
                            ---------   ----------   ----------   ----------    ----------

Balance - April 30, 1999    7,050,540        7,050    1,676,318       24,542     1,707,910

Net Loss                           --           --           --      (57,021)      (57,021)
                            ---------   ----------   ----------   ----------    ----------

Balance - July 31, 1999
  (Unaudited)               7,050,540   $    7,050   $1,676,318   $  (32,479)   $1,650,889
                            =========   ==========   ==========   ==========    ==========

The accompanying notes are an integral part of the financial statements.

                            ARBOR ENTECH CORPORATION
                             STATEMENT OF CASH FLOWS


                                                               Three Months Ended                      Years Ended
                                                                     July 31                            April 30,
                                                         -------------------------------     -------------------------------
                                                              1999             1998              1999               1998
                                                         -------------     -------------     -------------     -------------
                                                                   (Unaudited)                                   (Unaudited)
Cash Flows from Operating Activities:
  Net Income (Loss)                                      $     (57,021)           45,124     $      88,207     $      66,017
                                                         -------------     -------------     -------------     -------------
  Adjustments to Reconcile Net Income
    To Net Cash Provided by Operating
    Activities:
  Depreciation                                                   1,900             1,700             7,338             3,882
  Gain (Loss) on Sale of Trading Securities                    111,183                --          (255,095)          (87,658)
  Changes in Operating Assets and Liabilities
    (Increase) in Accounts Receivable                          (27,528)          (37,467)           (4,873)           (9,210)
    (Increase) in Inventories                                  (52,695)          (32,323)          (24,713)           (6,000)
    Purchases of Trading Securities                       (163,764,119)               --      (214,682,789)     (466,199,840)
    Proceeds from Sale of Trading Securities               163,652,936                --       214,937,884       469,156,416
    (Increase) Decrease in Other Current Assets                    502            (2,667)           (2,927)               32
    Increase (Decrease) in Accounts Payable
    and Accrued Expenses                                       (38,113)          (60,664)          218,387            53,847
                                                         -------------     -------------     -------------     -------------

        Total Adjustments                                     (115,934)         (131,421)          193,212         2,911,469
                                                         -------------     -------------     -------------     -------------

  Net Cash Provided by (Used) in Operating Activities         (172,955)          (86,297)          281,419         2,977,486
                                                         -------------     -------------     -------------     -------------

Cash Flows from Investing Activities:
  Capital Expenditures                                              --                --            (4,300)          (21,831)
                                                         -------------     -------------     -------------     -------------

  Net Cash (Used) in Investing Activities                           --                --            (4,300)          (21,831)
                                                         -------------     -------------     -------------     -------------

Cash Flows from Financing Activities:
  Loans to Related Parties                                    (384,356)          (32,591)         (286,978)       (1,980,384)
  Proceeds of Loans to Related Parties                              --            36,000           720,776         1,139,771
  Loans from Related Party                                          --                --            (1,615)         (509,259)
  Proceeds of Loans from Related Party                           4,302             4,013            16,052           319,159
  Payments of Brokerage Loans Payable                               --                --                --        (1,880,974)
                                                         -------------     -------------     -------------     -------------

  Net Cash Provided by (Used) In Financing Activities         (380,054)            7,422           448,235        (2,911,687)
                                                         -------------     -------------     -------------     -------------

Increase (Decrease) in Cash and Cash Equivalents              (553,009)          (78,875)          725,354            43,968

Cash and Cash Equivalents - Beginning of Period                887,238           161,884           161,884           117,916
                                                         -------------     -------------     -------------     -------------

Cash and Cash Equivalents - End of Period                $     334,229     $      83,009     $     887,238     $     161,884
                                                         =============     =============     =============     =============

Supplemental Cash Flow Information:
  Cash Paid for Interest                                 $          --     $          --     $      18,981     $      21,620
                                                         =============     =============     =============     =============

  Cash Paid for Income Taxes                             $      12,500     $          --     $      17,200     $     102,480
                                                         =============     =============     =============     =============


The accompanying notes are an integral part of the financial statements.

                            ARBOR ENTECH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999
           (Information as of July 31, 1999 and for the Three Months
                   Ended July 31, 1999 and 1998 is Unaudited)


NOTE 1 - Nature of Business

            Arbor Entech Corporation (the "Company") is a Delaware corporation that engages in the production and wholesale distribution of wood products for home use, principally fireplace wood and garden stakes.

NOTE 2 - Summary of Significant Accounting Policies

            Cash and Cash Equivalents

            The Company considers all highly liquid short-term investments with a maturity of three months or less at time of purchase to be cash equivalents.

            Inventories

            Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

            Property and Equipment

            Property and equipment is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred where are major betterments and renewals are capitalized.

            Marketable Securities

            The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."


            Management determines the appropriate classification of all securities at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company classifies all of its debt and marketable equity securities as trading securities. The Company's trading securities are classified as current assets and are recorded at fair value. Unrealized holding gains and losses are included in earnings.


            Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            ARBOR ENTECH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999
           (Information as of July 31, 1999 and for the Three Months
                   Ended July 31, 1999 and 1998 is Unaudited)


NOTE 2 - Summary of Significant Accounting Policies (Continued)



            Revenue Recognition

            Sales are recorded as products are shipped.

            Income Taxes

            The Company utilizes the liability method of accounting for income taxes. Under such method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect at the balance sheet date. The resulting asset or liability is adjusted to reflect enacted changes in tax law. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

            Earnings Per Common Share

            In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which replaced APB No. 15 to conform earning per share with international standards as well as to simplify the complexity of the computation under APB No.
15. The previous primary earnings per share ("EPS") calculation is replaced with a basic EPS calculation. The basic EPS differs from the primary EPS calculation in that the basic EPS does not include any potentially dilutive securities. Fully dilutive EPS is replaced with diluted EPS and should be disclosed regardless of dilutive impact to basic EPS.

            Fair Value of Financial Instruments

            The fair value of the Company's financial instruments, which consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term receivables and debt, approximate their carrying amounts reported.

                            ARBOR ENTECH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999
           (Information as of July 31, 1999 and for the Three Months
                   Ended July 31, 1999 and 1998 is Unaudited)


NOTE 2 - Summary of Significant Accounting Policies (Continued)

            Concentration of Credit Risk

            The Company's financial instruments that are exposed to concentration of credit risk consist of cash and cash equivalents. At times, such amounts are in excess of the FDIC and SIPC insurance limits.

            The Company's customer base is comprised primarily of one major national retailer. The Company routinely assesses the financial strength of its customers and records an allowance for doubtful accounts when it determines that collection of a particular amount is unlikely.


            Unaudited Interim Financial Statements

            The interim financial data of the Company is unaudited. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial statements for the interim periods presented have been made. The results of operations for the three month period ended July 31, 1999 are not necessarily indicative of the results for the full year.


NOTE 3 - Inventories


                                                      July 31,
                                                       1999         April 30,
                                                    (Unaudited)       1999
                                                    -----------       ----
            Inventories consist of the following:
              Raw Materials                           $ 49,149       $ 28,480
              Finished Goods                            73,724         41,698
                                                      --------       --------
                                                      $122,873       $ 70,178
                                                      ========       ========



NOTE 4 - Property, Plant and Equipment

            Property, plant and equipment consists of the following:


                                             July 31,
                                               1999       April 30,   Estimated
                                            (Unaudited)      1999    Useful Life
                                            -----------      ----    -----------
            Land                             $ 3,000       $ 3,000      --
            Building and Improvements         61,114        61,114   15-31 Years
            Machinery and Equipment            4,300         4,300       5 Years
            Delivery Equipment                21,831        21,831       5 Years
                                             -------       -------
                                              90,245        90,245
            Less: Accumulated Depreciation    49,839        47,939
                                             -------       -------
                                             $40,406       $42,306
                                             =======       =======

The land and building are collateralized by a mortgage held by the Company's Secretary/Treasurer (see Note 8).


NOTE 5 - Loans Receivable - Related Parties

            Loans receivable from related parties consists of amounts due from officers and affiliated companies. These loans have no specific repayment terms and bear interest at 8% per annum.


                                                July 31,            April 30,
                                                  1999                1999
                                               ----------          ----------
                                              (Unaudited)
These loans consist of the following:
    Receivable from:
       Mark Shefts (a)                         $  191,773          $  188,013
       Harvey Houtkin (b)                         191,773             188,013
       Rushmore Financial
         Services, Inc. (c)                       876,430             510,577
       Double H Management
         Corp. (d)                                338,743             327,760
                                               ----------          ----------
                                               $1,598,719          $1,214,363
                                               ==========          ==========

(a) Mr. Shefts owns 48.15% of the issued and outstanding common stock of the Company and is Secretary/Treasurer and a Director of Arbor.
(b) Mr. Houtkin owns 48.15% of the issued and outstanding common stock of the Company and is President and a Director of Arbor.
(c)   A corporation wholly owned by Mr. Shefts and Mr. Houtkin.
(d)   A wholly owned subsidiary of Rushmore Financial Services, Inc.


NOTE 6 - Loan Payable - Related Party

            Loan payable to a related party consists of amounts due to an affiliated company. The loan has no specific repayment terms and bears interest at 8% per annum.

                            ARBOR ENTECH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999
           (Information as of July 31, 1999 and For The Three Months
                   Ended July 31, 1999 and 1998 is Unaudited)


NOTE 7 - Income Taxes

            Income tax provision consisted of the following:

                                                    Years Ended
                                                     April 30,
                                             -----------------------
                                               1999           1998
                                             -------        --------
                                                           (Unaudited)
            Current
              Federal                        $29,000         $    --
              State                           20,000          17,669
                                             -------         -------
                                              49,000          17,669
                                             -------         -------

            Deferred
              Federal                             --              --
              State                               --              --
                                             -------         -------
                                                  --              --
                                             -------         -------

                                             $49,000         $17,669
                                             =======         =======

            The following is a reconciliation of the US statutory income tax rate and the effective tax rate on pretax income:

                                                      Years Ended
                                                       April 30,
                                                  --------------------
                                                    1999       1998
                                                  -------    --------
                                                            (Unaudited)
            US federal statutory rate                 34%       34%
            State taxes, net of federal tax
              Benefit                                  9.6      13.9
            Benefit of net operating loss
              carryforward                           (17.1)    (34%)
            Other, net                                 9.2       7.2
                                                   -------   -------

            Effective tax rate                     $  35.7   $  21.1%
                                                   =======   =======


            The Company had no deferred tax assets or liabilities at April 30, 1999.


NOTE 8 - Commitments and Contingencies

            Legal

            The Company may be subject to legal proceedings and claims which may arise in the ordinary course of its business. Currently, the Company is not a party to any known legal proceedings.


            Line of Credit

            The Company has a revolving credit facility with its Secretary/Treasurer, secured by a mortgage of the Company's real property located in Tioga County, Pennsylvania. This revolving line of credit provides for the extension of credit in the aggregate principal amount of $100,000 with interest at 11% per annum. Principal and interest are payable on demand. There was no balance due at April 30, 1999 and July 31, 1999 on this credit facility.

                            ARBOR ENTECH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999
           (Information as of July 31, 1999 and For The Three Months
                   Ended July 31, 1999 and 1998 is Unaudited)


NOTE 9 - Major Customers

            Net sales to a major national retailer in 1999 and 1998 accounted for approximately 98% and 97% of net sales, respectively.

            As of April 30, 1999, 100% of accounts receivable are amounts due from a major national retailer.

NOTE 10 - Year 2000 Considerations

            The "Year 2000" problem relates to computer systems that have time and date-sensitive programs that were designed to read years beginning with "19", but may not properly recognize the year 2000. If a computer system or software application used by the Company or a third party dealing with the Company fails because of the inability of the system of application to properly read the year 2000 the results could have a material adverse effect on the Company.

            The Company's review of its own operating systems has not revealed any Year 2000 issues that cannot be remediated in a timely manner. However, the Company is dependent on third party vendors. Failures and interruptions, if any, resulting from the inability of certain computing systems of third party vendors to recognize the Year 2000 could have a material adverse effect on the Company's results of operations. There can be no assurance that the Year 2000 issue can be resolved by any of such third parties prior to the upcoming change in the century. Although the Company may incur substantial costs, as a result of such third party service providers correcting Year 2000 issues, such costs are not sufficiently certain to estimate at this time.

                                INDEX TO EXHIBITS


                                                                    Page

Exhibit 1                        Charter and By-laws           Previously Filed

Exhibit 10.1                     Promissory Note - Rushmore
                                   Financial Services, Inc.

Exhibit 10.2                     Promissory Note - Double H
                                   Management Corp.



                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            ARBOR ENTECH CORPORATION


Date:           Nov. 18, 1999
By;             s/Harvey Houtkin
                Harvey Houtkin, Chairman of the Board,
                Chief Executive Officer, President